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                                                                   EXHIBIT 99.07
                                      WIPRO
                                BBC RADIO LONDON
                                 APRIL 17, 2003

Male correspondent: Mr. Senapathy.

Suresh: Yes, please, speaking.

Male correspondent: Hello, this is Chris at the BBC in London.

Suresh: Hi Chris, how are you?

Male correspondent: Hi. I am good, are you okay yourself?

Suresh: Yes, I am fine, thank you.

Male correspondent: Excellent. Can you recall just for a couple of minutes about the results?

Suresh: Absolutely.

Male correspondent: Okay. Hold the line for one second Sir.

Suresh: Sure.

Male correspondent: Okay, I believe you can hear me all right.

Suresh: Right.

Male correspondent: Okay. I will ask you to speak nice and clearly because the line is not very good. Could I ask you to introduce yourself, give me your name and your official title.

Suresh: That's right. I am Suresh Senapathy, CFO Wipro India.

Male correspondent: Okay. Now, we have the results just out. At first, we think they don't seem to be good news. How would you describe the results that you published today?

Suresh: Well, you know, you should see that in a year of major discontinuity in the IT services market, we continued on our path towards our vision of global top 10 IT service providers. We had three distinctive achievements. On the acquisition front, we completed three acquisition, successfully integrated 3000 people, retained 100% of the customers, and saw revenue synergies coming through. Today, if you look at Wipro customers account, 20% of the customer

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base in Wipro Spectramind, and around 10% of the revenue. In energy and utility consulting practice, which we acquired from AMS, we are beginning to see revenue synergy coming through in the first quarter of integration. Similarly, if you look at on the organic front, our enterprise business grew 51% year on year to $357 million. We commissioned the first global command center in India to remote manage over 110 locations in UK, concluded three quality consulting assignments, and won many deals in financial services like LEHMAN. On the operational front, we added over 3000 members in team Wipro and had the highest historical growth rate in man months billed. So, to summarize, we had a smooth ride on a rough road and wait to accelerate on the free way.

Male correspondent: Okay. Let's just talk about the profit margins, because they are obviously crucial. You have seen revenue grow 33%, the profit dropped 5%. Can you promise your investors that it is only a short-term phenomenon?

Suresh: Well, yes, we said that last year was an year of investment so far as sales and marketing expenses are concerned, it is an investment so far as acquisitions are concerned because it take you quarters for you to leverage on the synergies of those acquisition. On the Spectramind, which is about a year old now in terms of acquisition, we are seeing tremendous synergies and achievements and we are seeing the distinctive results of the Spectramind. On the latest acquisition we did last quarter, we had to take about Rs. 70 million of loss because of the lock-in bonuses that had to be paid, and which will not have that much of an impact going forward. But, rupee continued to appreciate. Then, we will continue to invest in sales and marketing, and there will be continuing to be little bit of pricing pressure in terms of the commitment that has been made, but there is scope for us to go up in terms of utilization. We will make much more India hours to get on to the accelerated synergy. So, in the short term, there will be some softness in Wipro margins. But, going forward, we hope it will recoup fast enough. And, another extraordinary thing that happened so far as 2002-2003 is concerned, we had a loss of about Rs. 370 million as a 49% share of our investment in Wipro GE Medical System, a joint venture we have in the medical equipment business. It had always had a track record of profits, but last year for variety of reasons, we had a loss, and we will be quickly taking steps to end this current fiscal and exit with a profitable turn around there in that particular business. Also, if you remember, we had done a discontinuance of an ISP business, we got a swing of about 3% on account of net income on that front, which will not be there in this particular financial year. And, the third thing was taxation, the government for one particular year, that is last fiscal, had levied tax on software services exports, which has disappeared in this particular budget. So, you will see the improvement of that. So, net to net, there were certain cost structure which will not be there this time, but there will be softness in the short term, but we hope it will recovery fast enough.

Male correspondent: Let's talk briefly and finally about that issue of price pressure because you are in a market where it is quite hard to define kind of

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bottom levels of prices. Is the pricing war begun, are you in a pricing war, and can you see it ending?

Suresh: Well, if you see the kind of services that we offer, there are some ADM services which are becoming more and more commoditized, which is application development maintenance and there are certain other services like, whether it is enterprise applications or it is total outsourcing or system integration, these are the services and infrastructure support services are higher services where the pricing pressures are low. So our endeavor is to get into more and more growth in the high-end services as a result of which we will be able to hold on to the pricing pressure. But today, so far as the ADM business are concerned, there are pressures, some of them have been committed to, the impact of that will be felt in the next two quarters, and overall our objective would be to try and mitigate by going up the value chain.

Male correspondent: Thank you very much for your time Sir. I very much appreciate your help.

Suresh: My pleasure. Good bye.

Male correspondent: Thank you. Have a good day.

Suresh: Thank you.